

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Marc Voigt
Chief Executive Officer
Prima BioMed Ltd
Level 12, 95 Pitt Street
Sydney, 2000 New South Wales
Australia

> **Re: Prima BioMed Ltd**
> **Registration Statement on Form F-3**
> **Filed October 19, 2017**
> **File No. 333-221021**

Dear Mr. Voigt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Christopher H. Cunningham